UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CONCERT PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

FOLIAGE MERGER SUB, INC.

a wholly owned indirect subsidiary of

SUN PHARMACEUTICAL INDUSTRIES LTD.

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

206022105

(Cusip Number of Class of Securities)

Erik Zwicker

General Counsel

Sun Pharmaceutical Industries Ltd.

c/o Sun Pharmaceutical Industries, Inc.

2 Independence Way

Princeton, New Jersey 08540

Telephone: (609) 720-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

William H. Aaronson

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Foliage Merger Sub, Inc., a Delaware corporation (“Purchaser”), and Sun Pharmaceutical Industries Ltd., an entity organized under the laws of India (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Concert Pharmaceuticals, Inc., a Delaware corporation (the “Company”), for (i) $8.00 per Share, in cash, subject to any applicable withholding of taxes and without interest, plus (ii) one non-transferable contingent value right (each, a “CVR”) per Share, subject to any applicable withholding of taxes and without interest, which represents the right to receive contingent payments of up to $3.50 per Share, in cash, in the aggregate, subject to any applicable withholding of taxes and without interest, upon the achievement of certain milestones prior to December 31, 2029, in each case, upon the terms and subject to the conditions described in the Offer to Purchase, dated February 2, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a) (1)(A) and (a)(1)(B), respectively. Purchaser is a wholly owned indirect subsidiary of Parent. This Schedule TO is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. A copy of the Agreement and Plan of Merger, dated as of January 19, 2023, among the Company, Parent and Purchaser is attached as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The subject company and the issuer of the securities subject to the Offer is Concert Pharmaceuticals, Inc. Its principal executive office is located at 65 Hayden Avenue, Suite 3000N, Lexington, MA 02421, and its telephone number is (781) 860-0045.

(b) This Schedule TO relates to Shares. According to the Company, as of the close of business on January 30, 2023, (i) 62,211,678 Shares were issued and outstanding, (ii) 4,848,632 Shares were subject to issuance pursuant to outstanding options to acquire Shares, (iii) 816,043 Shares were subject to issuance pursuant to outstanding restricted stock unit awards of the Company subject to vesting conditions based solely on continued employment or service, (iv) 281,475 Shares were subject to outstanding restricted stock units of the Company subject to any performance-based vesting conditions (assuming all performance conditions have been achieved in full), (v) 200,601 Shares were held by the Company as treasury shares and (vi) 1,800,000 Shares were subject to issuance pursuant to warrants.

(c) The information concerning the principal market, if any, in which the Shares are traded and certain high and low sales prices for the Shares in the principal market in which the Shares are traded set forth in Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) - (c) The filing companies of this Schedule TO are (i) Parent and (ii) Purchaser. Parent’s principal executive office is located at Sun House, CTS No. 201 B/1, Western Express Highway, Goregaon (E), Mumbai 400063 and its telephone number is (+91 22) 4324 4324. Purchaser’s principal executive office is located at c/o Sun Pharmaceutical Industries, Inc., 2 Independence Way, Princeton, New Jersey 08540 and its telephone number is (609) 720-9200. The information regarding Purchaser and Parent set forth in Section 9—“Certain Information Concerning Parent and Purchaser” and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in Section 8—“Certain Information Concerning the Company,” Section 9—“Certain Information Concerning Parent and Purchaser,” Section 10—“Background of the Offer; Contacts with the Company,” Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement, Contingent Value Rights Agreement and Certain Other Agreements” and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1) - (7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 6—“Price Range of Shares; Dividends,” Section 7—“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations” and Section 11—“ Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement, Contingent Value Rights Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 12—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b) The Offer is not subject to a financing condition.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in Section 9—“Certain Information Concerning Parent and Purchaser,” Section 11—“ Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement, Contingent Value Rights Agreement and Certain Other Agreements” and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in Section 3—“Procedures for Tendering Shares,” Section 10—“Background of the Offer; Contacts with the Company” and Section 16—“Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a) The information set forth in Section 7—“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations,” Section 10—“Background of the Offer; Contacts with the Company,” Section 11—“ Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement, Contingent Value Rights Agreement and Certain Other Agreements” and Section 15—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS.

Index No.

(a)(1)(A)*	Offer to Purchase, dated February 2, 2023.*

(a)(1)(B)*	Form of Letter of Transmittal.*

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)*	Form of Summary Advertisement, published February 2, 2023 in The New York Times.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

Index No.

(a)(5)(A)	Joint Press Release issued by Sun Pharmaceutical Industries Ltd. and Concert Pharmaceuticals, Inc., dated as of January 19, 2023 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on January 19, 2023).

(a)(5)(B)	Tweet posted by Sun Pharma on January 19, 2023 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on January 19, 2023).

(a)(5)(C)	Tweet posted by Sun Pharma on January 19, 2023 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on January 19, 2023).

(a)(5)(D)	Facebook post made by Sun Pharma on January 19, 2023 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on January 19, 2023).

(a)(5)(E)	LinkedIn post made by Sun Pharma on January 19, 2023 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on January 19, 2023).

(a)(5)(F)	Excerpts from Press Release issued by Sun Pharma, dated as of January 31, 2023 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on January 31, 2023).

(a)(5)(G)	Excerpt from Statement of Unaudited Consolidated Financial Results for the Quarter and Nine Months Ended December 31, 2022, published by Sun Pharma on January 31, 2023 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on January 31, 2023).

(a)(5)(H)	Transcript of earnings release conference call on January 31, 2023 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on February 1, 2023).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated January 19, 2023, among the Company, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 19, 2023).

(d)(2)	Form of Contingent Value Rights Agreement, between Sun Pharmaceutical Industries Ltd. and Computershare Inc., and Computershare Trust Company, N.A.

(d)(3)	Confidential Disclosure Agreement, dated as of July 12, 2022, by and between Parent and the Company.*

(d)(4)	Confidentiality Agreement, dated as of December 13, 2022, by and between Parent and the Company.*

(d)(5)	Exclusivity Agreement, dated as of December 16, 2022, between Parent and the Company.*

(d)(6)	Exclusivity Extension, dated as of January 17, 2023, between Parent and the Company.*

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.*

*	Filed herewith.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2023

FOLIAGE MERGER SUB, INC.

By:	/s/ Erik Zwicker
Name: Erik Zwicker
Title: Secretary

SUN PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Atul Raut
Name: Atul Raut
Title: Vice President, Business Development / Authorized Signatory